6 July, 2007
VIA EDGAR AND FACSIMILE
Mr William Choi
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20544-3561

Re	Cadbury Schweppes plc Form 20-F for the Fiscal Year Ended December 31, 2006 File No: 333-06444
Dear Mr Choi
The following responds to the comments set forth in your June 22, 2007 letter to Todd Stitzer, Chief Executive Officer of Cadbury Schweppes plc (the “Company”) regarding the above-referenced filing. For ease of review, we have set out below the comment together with the Company’s response.
Segmental Reporting
a. Business Segment Analysis, page F-7
1.	We note that you present “underlying” performance measures, including underlying profit from operations, underlying operating margin, and underlying earnings per share that exclude the effects of such items as restructuring costs, non-trading items, amortization and impairments of intangibles, and IAS 39 adjustments. As these non-GAAP measures appear subject to the prohibition, disclosure and reconciliation requirements in Item 10(e) of Regulation S-K, SEC Release No. 33-8176 “Conditions for Use of Non-GAAP Financial Measures” and questions 8, 9, 11 and 28 of the Staff’s “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures,” please explain to us why you believe such measures are allowed under the guidance or confirm to us that you will omit these measures from your future filings.
The Company notes the Staff’s comment and respectfully advises the Staff that:
“Underlying profit from operations” represents the Company’s measure of segment profitability, disclosed in the consolidated financial statements pursuant to paragraph 53 of IAS 14, Segment Reporting and paragraph 25 and 27 of FASB Statement 131 (“Statement 131”). In this regard, the Company refers the Staff to the disclosures on pages F-7 to F-12 and in Note 1(y) of the consolidated financial statements. It is the Company’s understanding, based on Questions 18 and 19 of the Staff’s “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” that segment information presented in conformity with Statement 131 does not represent a non-GAAP financial measure under Item 10(e) of Regulation S-K.

The Company also respectfully advises the Staff that, in accordance with Questions 19 and 21 of the Staff’s “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” (a) in the Company’s 2006 Form 20-F, the first discussion of Underlying profit from operations occurs in the MD&A and therefore precedes the consolidated financial statements. The Company has therefore included a cross reference in the MD&A to the Statement 131 footnote in the Company’s consolidated financial statements; (b) in the MD&A, the Company has included in the segment analysis a discussion of the reconciling items that applies to each segment; and (c) a “consolidated” segment total for Underlying profit from operations has not been provided in the Form 20-F outside of the consolidated financial statements.
•	“Underlying operating margin” is calculated by dividing “Underlying profit from operations” by revenue. As the Company considers both segment Underlying profit from operations and revenue to be GAAP measures, the Company also believes that the inclusion and discussion of Underlying operating margin is acceptable.
•	The Company has presented underlying earnings per share as expressly permitted by paragraph 73 of IAS 33 Earnings per Share (“IAS 33”). Paragraph 73 permits an entity to present amounts per share using a reported component of the income statement other than one required by the standard and requires that basic and diluted amounts are disclosed with equal prominence and presented in the notes to the financial statements. If a component of the income statement is used that is not reported as a line item in the income statement, a reconciliation shall be provided between the component used and a line item that is reported in the income statement.
The Company believes that the presentation of Underlying earnings per share in Note 13 is in accordance with IAS 33. Furthermore, it is the Company’s understanding, based on Question 28 of the Staff’s “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” that Item 10(e) of Regulation S-K “permits a foreign private issuer to include in its filings a non-GAAP financial measure that otherwise would be prohibited by Item 10(e)(1)(ii) if, among other things, the non-GAAP financial measure is required or expressly permitted by the standard setter that is responsible for establishing the GAAP used in the company’s primary financial statements included in its filing with the Commission.”

Note 40, Summary of Differences Between IFRS and US Generally Accepted Accounting Principles
(k) Employee Share Arrangements, page F-28
2.	You disclose that certain of your employee share plans contain inflation indexed earnings growth performance conditions which require the awards to be accounted for under the liability method under U.S. GAAP. Please disclose in future filings that the awards are classified as liabilities under U.S. GAAP due to the inflation-indexing feature contained in the awards, if true. Otherwise, please explain to us why liability classification is appropriate.
The Company notes the Staffs comment and respectfully advises the Staff that in future filings it will include disclosure stating that employee share awards containing inflation indexed earnings growth performance conditions are classified as liabilities under U.S. GAAP due to the inflation-indexing feature contained in the awards.
* * *
In connection with our response to your comments, the Company acknowledges that:
•	It is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments, or changes to our disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and
•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions or comments regarding our responses, please call the undersigned at 011-44-207-830-5009 (fax 011-44-207-830-5200), or Howard Kenny of Morgan, Lewis & Bockius LLP (our external legal counsel) at (212)-309-6843.
Very truly yours,
/s/ Ken Hanna
Chief Financial Officer

cc:	Andrew Blume, Staff Accountant, SEC Morgan, Lewis & Bockius LLP Deloitte & Touche LLP